FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated May 29, 2014 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 29, 2014

Jaguar Land Rover results for the year ended 31 March 2014

29 May 2014

Disclaimer

Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.

Q4 FY14 represents the 3 month period from 1 January 2014 to 31 March 2014 Q4 FY13 represents the 3 month period from 1 January 2013 to 31 March 2013 FY14 represents the 12 month period from 1 April 2013 to 31 March 2014 FY13 represents the 12 month period from 1 April 2012 to 31 March 2013

Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.

Participants

Kenneth Gregor

CFO Jaguar Land Rover

Bennett Birgbauer

Treasurer Jaguar Land Rover

C. Ramakrishnan

CFO Tata Motors

Agenda

Key topics Page

Financial performance 5

Other developments 14

Closing Q&A 17

FY14 financial highlights

Record sales, revenue and profits

Retail volumes 434,311 for the full year, up 16% from prior year, with Jaguar up 37% and Land Rover up 12%

Revenue £19.4bn, up £3.6bn on the prior year

EBITDA £3,393m, up £1,054m with EBITDA margin of 17.5%, up 2.7ppt from FY13

PBT of £2,501m, up £827m on the prior year

Free cash flow of £1,150m after total investment of £2,680m, before financing costs

Cash and financial deposits £3.5bn and undrawn long-term committed bank lines £1.3bn

Declared £150m dividend which will be paid in June 2014

Key financial metrics

Key metrics—IFRS

Quarter ended 31 March 12 months ended 31 March

(£ millions, unless stated) 2014 2013 Change 2014 2013 Change

Retail volumes (‘000 units) 125 115 10 434 375 59

Wholesale volumes (‘000 units) 121 116 5 430 372 58

Revenues (IFRS) 5,349 5,053 296 19,386 15,784 3,602

EBITDA * 920 820 100 3,393 2,339 1,054

EBITDA % 17.2% 16.2% 1.0 ppt 17.5% 14.8% 2.7 ppt

Profit before tax 576 507 69 2,501 1,674 827

Profit after tax 449 377 72 1,879 1,214 665

Free cash flow 827 505 322 1,150 595 555

Cash 3,459 2,847 612 3,459 2,847 612

* EBITDA now defined to include revaluation of current assets and liabilities and realised FX and commodity hedges and excludes revaluation of long term foreign currency debt and unrealised FX and commodity hedges 6

Strong overall performance

Land Rover retail volume up 38k units (12%) – primarily reflects new Range Rover, new Range Rover Sport and Evoque sales growth

Jaguar retail volume up 21k units (37%) – reflecting launch of new F-TYPE, XF Sportbrake and new all-wheel drive and smaller engine options for XF and XJ

EBITDA of £3,393m (margin of 17.5%), up £1,054m (up 2.7ppt) from FY13, reflecting:

- wholesale volume increase

- richer product mix supported by launch of new Range Rover Sport, new Range Rover and Jaguar F-TYPE

- richer geographic mix, with increased volumes in emerging markets

- partially offset by the impact of a less favourable operational foreign exchange environment, net of realised hedges, in Q4

PBT of £2,501m, up £827m reflecting higher EBITDA and favourable revaluation of debt and unrealised hedges, partially offset by higher depreciation and amortisation as well as higher finance expense primarily related to the tender and early redemption of c. £750m of debt in the quarter

PAT of £1,879m reflects an effective tax rate of 25%

12 month retail volumes by carline Total retail sales of 434k up 16% overall

Jaguar – 12 months FY14 vs 12 months FY13

Units in ‘000

Up 37%

80

59 3

9

4 20 16

39 49

12 months FY13 12 months FY14

XK F-TYPE XJ XF Total

Land Rover – 12 months FY14 vs 12 months FY13

Up 12%

354

316 46

31

51 57 16

123 113

45 45

54 56

16 17

12 months FY13 12 months FY14

Units in ‘000

Range Rover

New Range Range Rover Sport Rover Range Sport Rover Evoque Discovery Freelander

Defender

12 month retail volumes by geography

UK North America China 12 months FY14

Up 6% Up 20% Up 34%

103

77 75 77 72 63

83

57 60 56

68 50

15 17 13 19 20 9

12 months 12 months 12 months 12 months 12 months 12 months FY13 FY14 FY13 FY14 FY13 FY14

All other UK markets 17.7% Asia (ROW) Pacific 16.9% 5.2% North Europe America (ex. 17.4% Russia) 19.1%

China 23.7%

434,311 units

Europe Asia Pacific All other markets 12 months FY13

Up 2% Up 28% Up 15%

81 83

70 72

11 11

12 months 12 months FY13 FY14

23 18

14 18

4 5

12 months 12 months FY13 FY14

73 63

65 57

6 8

12 months 12 months FY13 FY14

All other UK markets 19.3% Asia (ROW) Pacific 16.9% 4.8% North Europe America (ex. 16.8% Russia) 21.6% China 20.6%

374,636 units

Land Rover Jaguar Units in ‘000

Income statement

Consolidated income statement—IFRS

Quarter ended 31 March 12 months ended 31 March

(£ millions, unless stated) 2014 2013 Change 2014 2013 Change

Revenues 5,349 5,053 296 19,386 15,784 3,602

Material cost of sales(3,291)(3,070)(221)(11,904)(9,904)(2,000)

Employee costs(463)(366)(97)(1,654)(1,334)(320)

Other (expense)/Income(1)(933)(995) 62(3,465)(3,067)(398)

Product development costs capitalised 258 198 60 1,030 860 170

EBITDA(1) 920 820 100 3,393 2,339 1,054

Depreciation and amortisation(236)(213)(23)(875)(622)(253)

Debt/unrealised hedges MTM (2) 22(84) 106 137(47) 184

Net finance (expense) / income (3)(130)(16)(114)(154) 4(158)

Profit before tax 576 507 69 2,501 1,674 827

Income tax expense(127)(130) 3(622)(460)(162)

Profit after tax 449 377 72 1,879 1,214 665

1. Now includes mark to market of current assets and liabilities and realised gains on matured FX and commodity hedges

2. Includes mark to market of unrealised FX options and commodity hedges and revaluation of long term foreign currency debt

3. Includes £62m cost for tender and early redemption of c. £750m of debt , £47m reversal of gain on related bond call options (embedded derivative), as well as £7m start-up costs in China JV

Strong cash flow to support investment

Consolidated cash flow—IFRS

Quarter ended 31 March 12 months ended 31 March

(£ millions, unless stated) 2014 2013 Change 2014 2013 Change

EBITDA 920 820 100 3,393 2,339 1,054

Working capital changes 517 314 203 393 382 11

Tax paid(125)(21)(104)(402)(248)(154)

Other 50(9) 59 38(44) 82

Cash flow from operations 1,362 1,104 258 3,422 2,429 993

Investment in fixed and intangible assets(608)(599)(9)(2,444)(1,917)(527)

Other (including finance income) 73—73 172 83 89

Free cash flow (before financing) 827 505 322 1,150 595 555

Investment in financial deposits(177)(475) 298(464)(775) 311

Changes in debt(437) 236(673)(79) 151(230)

Dividend paid — -(150)(150) -

Finance expenses and fees(134)(35)(99)(269)(179)(90)

Net change in cash & cash equivalents 79 231(152) 188(358) 546

Strong financing structure

Key financial indicators—IFRS

(£ millions, unless stated) 31 March 2014 31 March 2013 Change

Cash and cash equivalents 2,260 2,072 188

Financial deposits 1,199 775 424

Cash and financial deposits 3,459 2,847 612

Long term undrawn credit facilities 1,290 795 495

Other undrawn committed facilities 47 70(23)

Total liquidity 4,796 3,712 1,084

Total equity 5,864 3,539 2,325

Total debt(2,010)(2,167) 157

Net cash 1,449 680 769

Total debt / annualised EBITDA 0.6 x 0.9 x 0.3 x

Total debt/equity 0.3 x 0.6 x 0.3 x

Financing Activity

Issued $700m 5 year bond in Dec 13 and £400m 8 year bond in Jan 14 to pre-finance the anticipated redemption of £750m of debt callable in May 14

As of 31 March, completed successful tender for £419m of £750m equivalent May 2018 notes callable in May 2014

Paid the balance of the £750m to the Facility agent to discharge this debt in March 2014

Facility agent subsequently redeemed the callable debt in May 2014

Agenda

Key topics Page

Financial performance 5

Other developments 14

Closing Q&A 17

Exciting new products ...

Discovery Vision Concept Car

Concept car for new Discovery family of vehicles unveiled at New York International Auto Show Discovery Sport announced as first member of the Discovery family to be launched in late 2014

Jaguar XE

Announced new smaller Jaguar sedan to be named “XE” at the Geneva Auto show in Mar 2014 Will be launched in early 2015

Other developments

China

New JV plant on track

Localisation sourcing completed for first product

Engine plane (AJ200)

Construction progressing well, Job #1 in vehicle scheduled for January 2015

Brazil

Investing c. £240m in new plant in Brazil

Plant capacity of 24,000 vehicles

Start of production targeted for early 2016

Summary

- prepare for launch of new Discovery Sport, Jaguar XE, Ingenium family of 2l engines in new engine plant and new China JV manufacturing plant - continuing to invest in more new products and new technologies to meet consumer and regulatory requirements and build manufacturing capacity in the UK and internationally - continuing to monitor economic and sales trends closely to balance sales and production - continuing to generate strong operating cash flows to support investment in the region of £3.5-3.7bn in FY15

Sport, Jaguar XF Sportbrake and Jaguar F-TYPE

Very strong performance in FY14

In the 2014/15 fiscal year, continued focus is on:

- continuing to build sales momentum with the new Range Rover, new Range Rover

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 15

Closing Q&A 18

Q & A

Additional slides

Q4 retail volumes by carline

Total retails for the quarter at 125k , 8% up on prior period

Jaguar – Q4 FY14 vs Q4 FY13

Up 19%

24 XK

20

1 F-TYPE

2

1

5 6 XJ

15 XF

14 Total

Q4 FY13 Q4 FY14

Land Rover – Q4 FY14 vs Q4 FY13

Up 6%

101 95

13 12

15 23

Range Rover

34 32

New Range Rover Sport Range Rover Sport Range Rover

12 Evoque 11 Discovery

17 Freelander 16 Defender

5 5

Q4 FY13 Q4 FY14

Q4 retail volumes by geography

UK North America China

Down (3)% Up 13% Up 36%

30

26 25

20 22 18

23

21 19

15 18 14

5 5 5 6

4 4

Q4 FY13 Q4 FY14 Q4 FY13 Q4 FY14 Q4 FY13 Q4 FY14

Europe Asia Pacific All other markets

Down (3)% Up 13% Flat

26 25

19 19

22 21

6 17 17

6

4 3 4 5

1 1 2 2

Q4 FY13 Q4 FY14 Q4 FY13 Q4 FY14 Q4 FY13 Q4 FY14

Land Rover Jaguar

Q4 FY14

All other

UK markets

19.9% (ROW) Asia

15.4% Pacific

5.0%

Europe North (ex. America Russia) 16.0%

20.0%

China

23.7%

124,776 units

Q4 FY13

All other UK markets 22.3% (ROW) Asia 16.7% Pacific

4.8%

Europe North (ex. America Russia) 15.3%

22.2%

China

18.8%

115,471 units

Q4 wholesale volumes by carline

Jaguar – Q4 FY14 vs Q4 FY13 Land Rover – Q4 FY14 vs Q4 FY13

Up 4% 99 95

13 13

22 16

Range Rover

34 32

New Range Up 2% Rover Sport Range Rover Sport

22 XK Range Rover

21 12 12

Evoque

1 1 F-Type Discovery

2

6 5

XJ

16 Freelander XF 15

15 14 Defender Total 4 4

Q4 FY13 Q4 FY14 Q4 FY13 Q4 FY14

Q4 wholesale volumes by geography

UK

North America

China

Q4 FY14

Down (2)%

Down (4)%

Up 19%

26

25

19

18

25

29

21

20

5

5

Q4 FY13 Q4 FY14

14

5

14

4

Q4 FY13 Q4 FY14

19

5

24

5

Q4 FY13 Q4 FY14

Asia Pacific 5.1% Europe (ex. Russia) 20.4%

All other markets (ROW) 15.1%

UK 21.9%

North America 16.4%

China 21.1%

All other markets (ROW) 15.0%

UK 20.6%

North America 15.1%

China 24.2%

Europe (ex Russia) 20.1%

Asia Pacific 5.2%

Europe

Asia Pacific

All other markets

120,953 units

Q4 FY13

Up 2%

Up 5%

Up 3%

24

20

4

24

21

3

Q4 FY13 Q4 FY14

6

6

5 1

5 1

18

16

2

18

16

2

Q4 FY13 Q4 FY14

Q4 FY13 Q4 FY14

116,340 units

Land Rover Jaguar

12 month wholesale volumes by carline

Jaguar – 12 months FY14 vs 12 months FY13

Up 37%

79 XK

58 3 F-Type

10

16 4 19 XJ XF

38 47

Total

12 months FY13 12 months FY14

Land Rover – 12 months FY14 vs 12 months FY13

Up 12%

351 314

46

30

57 57 9

Range Rover 121 116 New Range Rover Sport Range Rover Sport

44 Range Rover

44 Evoque Discovery

Freelander

52 57

Defender

15 17

12 months FY13 12 months FY14

Land Rover Jaguar

12 month wholesale volumes by geography

12 months FY14

All other UK markets 17.6% Asia (ROW) Pacific 17.1%

5.3% North America Europe 16.6% (ex.

Russia) 19.2%

China 24.2%

429,861 units

12 months FY13

All other UK markets 18.3% Asia (ROW) Pacific 16.8%

4.9%

North Europe America (ex. 17.5% Russia) 21.2% China 21.4%

372,062 units

25

UK North America China

Up 12% Up 10% Up 31%

76 68

59 54

14 17

12 months 12 months FY13 FY14

71 65

53 51

14 18

12 months 12 months FY13 FY14

104

79

85 69

19 10

12 months 12 months FY13 FY14

Europe Asia Pacific All other markets

Up 5% Up 24% Up 17%

79 83

69 72

10 11

12 months 12 months FY13 FY14

23 18

14 18

4 5

12 months 12 months FY13 FY14

73 63

65 57

6 8

12 months 12 months FY13 FY14

Product and other investment

Key financial indicators—IFRS

Quarter ended 31 March 12 months ended 31 March

(£ millions, unless stated) 2014 2013 Change 2014 2013 Change

R&D expense

Capitalised 258 198 60 1,030 860 170

Expensed 69 54 15 236 198 38

Total R&D expense 327 252 75 1,266 1,058 208

Investment in tangible and other intangible

assets 350 335 15 1,414 990 424

Total product and other investment 677 587 90 2,680 2,048 632

EBITDA definition change impact

FY 2014

(£ millions, unless stated) Q1 Q2 Q3 Q4 FY 14

Revenues (IFRS) 4,097 4,612 5,328 5,349 19,386

EBITDA (old basis) 675 823 955 840 3,293

EBITDA % 16.5% 17.8% 17.9% 15.7% 17.0%

EBITDA (restated) 647 809 1,017 920 3,393

EBITDA % (restated) 15.8% 17.5% 19.1% 17.2% 17.5%

FY 2013

(£ millions, unless stated) Q1 Q2 Q3 Q4 FY13

Revenues (IFRS) 3,638 3,288 3,804 5,053 15,784

EBITDA (old basis) 527 486 533 856 2,402

EBITDA % 14.5% 14.8% 14.0% 16.9% 15.2%

EBITDA (restated) 529 458 531 820 2,339

EBITDA % (restated) 14.5% 13.9% 14.0% 16.2% 14.8%

27